EXHIBIT 21

                   LIST OF SUBSIDIARIES OF THE COMPANY



Community Bank and Trust Company, incorporated under the laws of the Commonwealth of Pennsylvania as a state-chartered commercial banking institution and trust company.

Community Leasing Corporation, incorporated under the laws of the Commonwealth of Pennsylvania. A subsidiary of Community Bank and Trust Company.